53rd at Third
885 Third Avenue
New York, New York 10022-4834
Tel: +1.212.906.1200 Fax: +1.212.751.4864
www.lw.com

FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
May 30, 2018	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
CONFIDENTIAL SUBMISSION	Madrid	Tokyo
VIA EDGAR	Milan	Washington, D.C.

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE Washington, DC 20549

RE:	Confidential Submission of Draft Registration Statement on Form F-1 for Farfetch Limited

Ladies and Gentlemen:

On behalf of Farfetch Limited, an exempted company with limited liability incorporated under the Companies Law (2018 Revision) of the Cayman Islands (the “Company”), we hereby confidentially submit a draft Registration Statement on Form F-1 (the “Registration Statement”) of the Company as an “Emerging Growth Company” pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act of 2012 and Section 24(b)(2) of the Securities Exchange Act of 1934 for non-public review by the Staff of the U.S. Securities and Exchange Commission prior to the public filing of the Registration Statement.

The Company is a “foreign private issuer,” as defined in Rule 405 of Regulation C under the U.S. Securities Act of 1933 and Rule 3b-4 under the U.S. Securities Exchange Act of 1934. Pursuant to the financial information requirement in Item 8.A.5 of the Instructions to Form 20-F, the Company is not required to include interim financial statements in the Registration Statement prior to September 30, 2018. As such, the Registration Statement omits certain unaudited interim financial statements for the three months ended March 31, 2018. However, the Company undertakes to include unaudited interim financial statements for the six months ended June 30, 2018 when available.

May 30, 2018

If you have any questions with respect to this confidential submission, please call me at (212) 906-1281.

Best regards,

/s/ Marc D. Jaffe
Marc D. Jaffe of LATHAM & WATKINS LLP

Enclosure

cc:	James Maynard, Farfetch Limited

Frankie Williams, Farfetch Limited

Ian D. Schuman, Latham & Watkins LLP

Joshua Kiernan, Latham & Watkins LLP